UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 1-12079

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
	☐	Form N-CSR

For Period Ended: December 31, 2005
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Calpine Corporation
Full Name of Registrant

Former Name if Applicable

50 West San Fernando Street
Address of Principal Executive Office (Street and Number)

San Jose, CA 95113
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

Calpine Corporation (the “Registrant”) is filing this Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”), because it needs additional time to complete its year-end close process, complete its financial statements and complete its assessment of internal control over financial reporting as of December 31, 2005.

The Registrant filed for protection under Chapter 11 of the U.S. Bankruptcy Code on December 20, 2005. Since that time, the Registrant has been immersed in bankruptcy-related matters, including valuation of assets, preparation of financial projections and formulation and preparation of disclosure materials to the United States Trustee’s office and the Bankruptcy Court, and formulating a plan of reorganization. At the same time, the Registrant has experienced attrition of certain key personnel within its accounting organization, including, in particular, the resignations of certain key personnel in the corporate consolidations and SEC reporting functions. In addition, as a result of, among other things, the complexities of bankruptcy accounting, the process of impairment testing and estimating the fair value of impaired assets, the determination of the tax provision together with the evaluation of deferred tax assets and the need for valuation allowances, and the deconsolidation of the Registrant’s Canadian entities and certain other foreign subsidiaries of the Canadian entities (due to a loss of control as the Canadian entities filed for bankruptcy under Canadian jurisdiction), the Registrant requires additional time to complete its year-end close process, complete its financial statements and complete its assessment of internal control over financial reporting. Accordingly, the Registrant is not able to file its 2005 Form 10-K in a timely manner without unreasonable effort or expense. The Registrant is making diligent efforts to file its 2005 Form 10-K on or before March 31, 2006. However, the Registrant believes that, despite such efforts, it is likely that it will need additional time beyond March 31, 2006, to file its 2005 Form 10-K. If the Registrant is not able to complete its financial statements and file the 2005 Form 10-K by March 31, 2006, the Registrant will file the 2005 Form 10-K as soon as reasonably practicable after that date.

Internal Control over Financial Reporting

The Registrant previously concluded that it did not maintain effective internal control over financial reporting as of December 31, 2004, in regard to the accounting for income taxes, including the determination of current income taxes payable, deferred income tax assets and liabilities and the related income tax provision (benefit) for continuing and discontinued operations. In 2005, the Registrant began the following steps to remediate and improve its internal controls relating to accounting for income taxes:

•     Implementation of the CorpTax computer application to automate more of the tax analysis and provision processes and improve clarity of supporting documentation and reports;

•     Adding resources in the tax and accounting departments as well as additional tax accounting training for key personnel and continuing to monitor staffing levels in the future; and

•     Engage third party tax experts to review the details of the income tax calculations.

The Registrant believes the above steps allow for the remediation of the previously identified material weakness. However, progress in fully implementing and executing all of these steps has been slowed, in part due to the Registrant’s financial difficulties and the complexities of the Chapter 11 bankruptcy filing on December 20, 2005, as well as the attrition described above. The Registrant is currently in the process of evaluating the overall effectiveness of its internal control over financial reporting and may determine that this previously disclosed material weakness still exists as of December 31, 2005. As management completes its assessment, additional control deficiencies may be identified and those deficiencies may also individually or in the aggregate constitute one or more material weaknesses. The existence of one or more material weaknesses as of December 31, 2005, will preclude a conclusion by management that the Company’s internal control over financial reporting was effective as of that date. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Lisa Bodensteiner	408	995-5115
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Calpine Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2006	By:	/s/ Charles B. Clark, Jr.
Charles B. Clark, Jr.
Senior Vice President, Controller and Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.
5.

Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

ATTACHMENT

Significant Change in Results of Operations

The Registrant anticipates that the earnings statements to be included in its 2005 Form 10-K will reflect a significant change in its results of operations from the fiscal year ended 2004. Specifically, the Registrant had previously reported on its September 30, 2005 Form 10-Q a net loss of $683.9 million for the nine months then ended compared to a $242.5 million net loss for the entire year in 2004. Further, on December 23, 2005, the Registrant reported on Form 8-K under Item 2.06 that, in connection with its decision to seek bankruptcy protection, it was currently assessing its long-lived assets for potential impairment and that it was more likely than not that a material impairment charge would be recognized in the Registrant’s financial statements for the period ending December 31, 2005. The Registrant now believes that it is probable that it will report a material impairment charge for the period ending December 31, 2005; however, the Registrant is still evaluating the results of its assessment and is not able at this time to estimate the amount or range of this potential charge.